Uf 2-28-02



02005017

ITED STATES
J EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51122

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



RECEIVED
FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenwood Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7th Floor - 8515 East Orchard Road
(No. and Street)

Greenwood Village, CO 80111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kara Kerr [303] 737-4286
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

Suite 3600 555 Seventeenth Street Denver, CO 80202-3942
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02
SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen R. Derback, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenwood Investments, Inc., as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

My Commission Expires May 13, 2003


BOBBI HANKINS
Notary Public
State of Colorado

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

(SEC I.D. No. 8-51122)
Financial Statements and Supplemental Schedules
For The Years Ended December 31, 2001 and 2000 and
Independent Auditors' Report and Supplemental
Report on Internal Control

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Greenwood Investments, LLC
Greenwood Village, Colorado:

We have audited the accompanying financial statements of Greenwood Investments, LLC (the Company), a wholly-owned subsidiary of GW Capital Management, LLC, for the years ended December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Greenwood Investments, LLC at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Greenwood Investments, Inc. as of December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 12, 2002

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash	$ 308,880	$ 144,414
Due from affiliates	3,644	4,406
Fees receivable	23,942	
TOTAL	$ 336,466	$ 148,820
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES:		
Accrued expenses and other liabilities	$ 4,800	$ 4,620
Income taxes payable to parent		15,470
Total current liabilities	4,800	20,090
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY (Note 3):		
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	100,000	100,000
Retained earnings	231,666	28,730
Total member's equity	331,666	128,730
TOTAL	$ 336,466	$ 148,820

See notes to financial statements.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Securities commissions	$ 1,152,936	$ 14,940
Related-party administrative services fees	3,644	6,620
Total revenues	1,156,580	21,560
EXPENSES – general and administrative	3,644	6,620
INCOME BEFORE INCOME TAXES	1,152,936	14,940
INCOME TAXES – Current		5,229
NET INCOME	$ 1,152,936	$ 9,711

See notes to financial statements.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

STATEMENTS OF MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE, JANUARY 1, 2000	100	$ 100,000	$ 19,019	$ 119,019
Net income			9,711	9,711
BALANCE, DECEMBER 31, 2000	100	100,000	28,730	128,730
Net income			1,152,936	1,152,936
Distribution			(950,000)	(950,000)
BALANCE, DECEMBER 31, 2001	100	$ 100,000	$ 231,666	$ 331,666

See notes to financial statements.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES:		
Net income	$ 1,152,936	$ 9,711
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Due from affiliates	762	(87)
Accrued expenses and other liabilities	180	20
Fees receivable	(23,942)	
Income taxes payable	(15,470)	5,229
Net cash provided by operating activities	1,114,466	14,873
FINANCING ACTIVITES – distributions	(950,000)	
Net cash used by financing activities	(950,000)	
INCREASE IN CASH	164,466	14,873
CASH, beginning of year	144,414	129,541
CASH, end of year	$ 308,880	$ 144,414

See notes to financial statements.

1. ORGANIZATION

Organization – Greenwood Investments, LLC (the Company) is a wholly-owned subsidiary of GW Capital Management, LLC (GWCM), which is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (GWL&A), an insurance company domiciled in Colorado. GWL&A is a wholly-owned subsidiary of GWL&A Financial, Inc., a holding company.

The Company acts as an introductory broker/dealer and a non-clearing broker/dealer in connection with the purchase and sale of mutual fund shares, and is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The Company has entered into an agreement with GWL&A, whereby it receives administrative services' fees which represent the reimbursement of all expenses incurred. Due from affiliates represents non-interest bearing amounts, which are due upon demand. Accordingly, the accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – Cash includes only amounts in demand deposit accounts.

Income Taxes - The Company, prior to conversion to a Limited Liability Company, was included in a consolidated income tax return filed by GWL&A Financial, Inc. Income taxes were recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. The amount due under this agreement is included in the financial statements as taxes payable to parent at

December 31, 2000. During the period from January 1, 2001 to June 30, 2001, the company was inactive.

Effective July 1, 2001, the company elected to become a Limited Liability Company. As a Limited Liability Company, the net income is reportable in the tax return of the member. Accordingly, subsequent to July 1, 2001, no provision for income tax was made in the company's financial statements.

Commissions Revenue – Commission revenue is recognized as earned and incurred.

3. STATUTORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The rule requires minimum net capital of 6-2/3% of aggregate indebtedness, or $25,000, whichever is greater, and prohibits withdrawal of equity or the payment of dividends if aggregate indebtedness exceeds 1,000% of net capital. At December 31, 2001, the Company had net capital of $311,666, which was $286,666 in excess of its required net capital of $25,000. Aggregate indebtedness at December 31, 2001 was $4,800 and the ratio of aggregate indebtedness to net capital was .02 to 1.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

TOTAL MEMBER'S EQUITY	$ 311,666
NET CAPITAL	$ 311,666
AGGREGATE INDEBTEDNESS	$ 4,800
MINIMUM NET CAPITAL REQUIRED	$ 25,000
EXCESS NET CAPITAL	$ 286,666
EXCESS NET CAPITAL AT 1,000%	$ 311,186
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.02:1

There were no material differences between the computation for determination of net capital, net capital requirement and aggregate indebtedness, as compared above and as reported by Greenwood Investments, LLC in Part IIA of Form X-17a-5 as of December 31, 2001.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

EXEMPTIVE PROVISION
UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder
of Greenwood Investments, LLC:

In planning and performing our audit of the financial statements of Greenwood Investments, LLC (the Company), a wholly-owned subsidiary of GW Capital Management, LLC, for the year ended December 31, 2001 (on which we have issued our report dated February 12, 2002) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 12, 2002